Robin J. Adams
Chief Financial Officer
BorgWarner, Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

**Re:     BorgWarner, Inc.**
**Form 10-K for the year ended December 31, 2004**
**Form 10-Q for the quarterly period ended September 30, 2005**
**Commission File Number:  001-12162**

Dear Mr. Adams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


David R. Humphrey
Branch Chief